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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-23000

NOTIFICATION OF LATE FILING

(CHECK ONE):	/ / Form 10-K	/ / Form 20-F	/ / Form 11-K	/x/ Form 10-Q	/ / Form N-SAR

For Period Ended: March 31, 2001

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
The Harvey Entertainment Company Full Name of Registrant
Former Name if Applicable
11835 W. Olympic Blvd., Suite 550 Address of Principal Executive Office (Street and Number)
Los Angeles, California 90064 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    On May 9, 2001 the Registrant filed a definitive Proxy Statement with the Securities and Exchange Commission regarding a Special Meeting of the Registrant's shareholders to request shareholder approval of the sale to Classic Media, LLC, of the Registrant's classic cartoon character business and substantially all assets, contracts, accounts receivable, and all associated liabilities in respect thereof. As the Registrant is attempting to complete the closing of such sale, the Registrant is unable to complete the Registrant's Form 10-QSB for the quarter ended March 31, 2001 by May 15, 2001, which is the required filing date for the report, without unreasonable effort and expense.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/94)

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Caroline J. Stewart (Name)	310 (Area Code)	444-4100 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/x/ Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/ / Yes /x/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Harvey Entertainment Company (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 14, 2001	By	/s/ CAROLINE J. STEWART

Caroline J. Stewart
Chief Financial Officer and Corporate Secretary

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PART III—NARRATIVE